October 31, 2005



Mr. Robert A. Levinson
Chief Executive Officer
Levcor International, Inc.
1065 Avenue of the Americas
New York, NY 10018

RE:	Form 10-KSB for the fiscal year ended December 31, 2004
	File Date: March 30, 2005
	File No. 0-50186

Dear Mr. Levinson,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief